Exhibit 5.1

Harney Westwood & Riegels LP Craigmuir Chambers PO Box 71 Road Town Tortola VG1110 British Virgin Islands Tel: +1 284 494 2233 Fax: +1 284 494 3547

18 July 2023

george.weston@harneys.com

+1 284 852 4333

051431.0015-GYW-MTT

To:	The Company (as defined below)

Dear Sirs

Bit Brother Limited, Company No 1682727 (the Company)

We are informed that:

(1)	the Company filed a registration statement on Form F-3 (File No. 333-256628) (as amended) with the Securities and Exchange Commission (SEC) on 28 May 2021 (the Registration Statement) pursuant to the Securities Act of 1933 of the United States of America, utilizing a shelf registration process relating to the securities described in the prospectus supplement, which registration statement was declared effective on 8 June 2021. On 20 January 2023, the Company filed with the SEC a prospectus supplement where the Company offered an aggregate of 1,569,444 (the Shares) of its Class A ordinary shares, no par value (Class A Ordinary Shares),and warrants to purchase up to 2,354,166 Class A Ordinary Shares.

(2)	under this shelf registration process, the Company may, from time to time, issue up to $200 million in the aggregate of ordinary shares, preferred shares, debt securities, warrants, and units and rights.

We are lawyers qualified to practise in the British Virgin Islands and have been asked to provide this legal opinion to you in connection with the Company’s Registration Statement. The Registration Statement relates to the registration of 200,000,000 Class A Ordinary Shares as further described in the prospectus supplement to be filed with the SEC as a supplement to that prospectus filed with the Registration Statement and the Transaction Document (as defined in Schedule 1).

For the purposes of giving this opinion, we have examined the Documents (as defined in Schedule 1). We have not undertaken or been instructed to undertake any further enquiry or due diligence in relation to the transaction which is the subject of this opinion.

In giving this opinion we have relied upon the assumptions set out in Schedule 2 which we have not verified.

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Based solely upon the foregoing examinations and assumptions and having regard to legal considerations which we deem relevant, and subject to the qualifications set out in Schedule 3, we are of the opinion that under the laws of the British Virgin Islands:

1	Existence and Good Standing. The Company is a company duly incorporated with limited liability, and is validly existing and in good standing under the laws of the British Virgin Islands. The Company is a separate legal entity and is subject to suit in its own name.

2	Capacity and Power. The execution and delivery of the Transaction Document (as such terms are defined in Schedule 1) by the Company and the performance of its obligations thereunder, including the issue of the Shares are within the corporate capacity and power of the Company and have been duly authorised and approved by all necessary corporate action of the Company.

3	No Conflict. The execution, performance and delivery of the Transaction Document do not violate, conflict with or result in a breach of:

(a)	any of the provisions of the Company’s Memorandum and Articles of Association;

(b)	any law or regulation applicable to the Company in the British Virgin Islands currently in force; or

(c)	any existing order or decree of any governmental or regulatory authority or agency in the British Virgin Islands.

4	Due Execution. The Transaction Document has been duly executed for and on behalf of the Company in accordance with the Resolutions (as defined in Schedule 1).

5	Enforceability. The Transaction Document will be treated by the courts of the British Virgin Islands as the legally binding and valid obligations of the Company, enforceable in accordance with their terms.

6	Shares. The Company is authorised to issue an unlimited number of Class A Ordinary Shares. Each Share will, (i) when issued in accordance with the Registration Statement and the duly passed Resolutions, (ii) once consideration per Share is received by the Company, and (iii) once the name of the shareholder is entered on the register of members of the Company as the holder of the Share, be validly issued, fully paid and non-assessable (which term means when used herein that no further sums are required to be paid by the holders thereof).

7	Authorisation and Approvals. No authorisations, consents, orders, permissions or approvals are required from any governmental, regulatory or judicial authority or agency in the British Virgin Islands and no notice to or other filing with or action by any British Virgin Islands governmental, regulatory or judicial authority is required in connection with:

(a)	the execution and delivery of the Transaction Document;

(b)	the exercise of any of the Company’s rights under the Transaction Document;

(c)	the performance of any of the Company’s obligations under the Transaction Document; or

(d)	the payment of any amount under the Transaction Document.

8	Filings. It is not necessary to ensure the legality, validity, enforceability or admissibility in evidence of Transaction Document that any document be filed, recorded or enrolled with any governmental, regulatory or judicial authority in the British Virgin Islands.

9	Judgment Currency. Any monetary judgment in a court of the British Virgin Islands in respect of a claim brought in connection with the Transaction Document is likely to be expressed in the currency in which such claim is made as such courts have discretion to grant a monetary judgment expressed otherwise than in the currency of the British Virgin Islands.

10	Taxes. There are no stamp duties, income taxes, withholdings, levies, registration taxes, or other duties or similar taxes or charges now imposed, or which under the present laws of the British Virgin Islands could in the future become imposed, in connection with the enforcement or admissibility in evidence of the Transaction Document or on any payment to be made by the Company or any other person pursuant to the Transaction Document.

11	Interest. There is no applicable usury or interest limitation law in the British Virgin Islands which would restrict the recovery of payments or performance by the Company of its obligations under the Transaction Document.

12	Enforcement of Judgments. Any final and conclusive monetary judgment for a definite sum obtained against the Company in the courts of the State of New York in the United States of America (the Court) would be treated by the courts of the British Virgin Islands as a cause of action in itself and sued upon as a debt at common law so that no retrial of the issues would be necessary provided that:

(a)	the Court had jurisdiction in the matter and the Company either submitted to such jurisdiction or was resident or carrying on business within such jurisdiction and was duly served with process;

(b)	the judgment given by the Court was not in respect of penalties, fines, taxes or similar fiscal or revenue obligations;

(c)	in obtaining judgment there was no fraud on the part of the person in whose favour judgment was given or on the part of the Court;

(d)	recognition or enforcement in the British Virgin Islands would not be contrary to public policy; and

(e)	the proceedings pursuant to which judgment was obtained were not contrary to the principles of natural justice.

13	Adverse Consequences. Under the laws of the British Virgin Islands, none of the parties to the Transaction Document (other than the Company) will be deemed to be resident, domiciled or carrying on any commercial activity in the British Virgin Islands or subject to any tax in the British Virgin Islands by reason only of the execution and performance of the Transaction Document, nor is it necessary for the execution, performance and enforcement of the Transaction Document that any such party be authorised or qualified to carry on business in the British Virgin Islands.

14	Choice of Law and Jurisdiction. The choice of the law of the State of New York in the United States of America (New York) as the proper law of the Transaction Document would be upheld as a valid choice of law by the courts of the British Virgin Islands and applied by such courts in proceedings in relation to the Transaction Document as the proper law thereof and the submission by the Company to the jurisdiction of the courts of New York is valid and binding as a matter of British Virgin Islands law.

15	Pari Passu Obligations. The obligations of the Company under the Transaction Document constitute direct obligations that (save as expressly subordinated thereby) rank at least pari passu with all its other unsecured obligations (other than those preferred by law).

16	Exchange Controls. There are no foreign exchange controls or foreign exchange regulations under the currently applicable laws of the British Virgin Islands.

17	Sovereign Immunity. The Company is not entitled to claim immunity from suit or enforcement of a judgment on the ground of sovereignty or otherwise in the courts of the British Virgin Islands in respect of proceedings against it in relation to the Transaction Document and the execution of the Transaction Document and performance of its obligations under the Transaction Document by the Company constitute private and commercial acts.

18	Searches. No court proceedings pending against the Company are indicated by our searches of the British Virgin Islands High Court Registry referred to at paragraph 4 of Schedule 1.

On the basis of our searches of the British Virgin Islands Registry of Corporate Affairs and the British Virgin Islands High Court Registry referred to at paragraphs 3 and 4 of Schedule 1, no currently valid order or resolution for liquidation of the Company and no current notice of appointment of a receiver over the Company or any of its assets appears on the records maintained in respect of the Company at the Registry of Corporate Affairs.

This opinion is confined to the matters expressly opined on herein and given on the basis of the laws of the British Virgin Islands as they are in force and applied by the British Virgin Islands courts at the date of this opinion. We have made no investigation of, and express no opinion on, the laws of any other jurisdiction. We express no opinion as to matters of fact. Except as specifically stated herein, we make no comment with respect to any representations and warranties which may be made by or with respect to the Company in the Transaction Document. We express no opinion with respect to the commercial terms of the transactions the subject of this opinion.

This opinion is rendered for your benefit and the benefit of your legal counsel (in that capacity only) in connection with the transactions contemplated by the Transaction Document. It may be disclosed to your successors and assigns only with our prior written consent. It may not be disclosed to or relied on by any other party or for any other purpose.

Yours faithfully

Harney Westwood & Riegels LP

Schedule 1

List of Documents and Records Examined

1	a copy of the Certificate of Incorporation and Memorandum and Articles of Association of the Company obtained from the Registry of Corporate Affairs on 17 July 2023;

2	the records and information certified by FH Corporate Services Ltd., the registered agent of the Company, on 18 July 2023 of the statutory documents and records maintained by the Company at its registered office (the Registered Agent’s Certificate);

3	the public records of the Company on file and available for inspection at the Registry of Corporate Affairs, Road Town, Tortola, British Virgin Islands on 17 July 2023;

4	the records of proceedings on file with, and available for inspection on 17 July 2023 at the High Court of Justice, British Virgin Islands;

5	a certificate of good standing issued by the Registrar of Corporate Affairs with respect to the Company dated 17 July 2023;

6	a copy of the unanimous written resolutions of the board of directors of the Company dated 12 July 2023 approving the Company’s entry into, and authorising the execution and delivery by, the Company of the Transaction Document (the Resolutions);

(1 - 6 above are the Corporate Documents), and

7	a copy of the securities purchase agreement dated as of 14 July 2023 (the Transaction Document) entered into between Wei Yuzhong, Liao Hui, Liao Jun, Zhao Xiang, Wu Yongju, Ou Qingming, Wei Aizhen, Xie Juan, Yan Wenxiang, Zhu Liping, Liao Congying, Liao Can, Yan Qing, Yan Fuying, Huang Xiaotian, Song Qiang, Wu Ya, Wang Panhui, Wei Shuzhen and Xie Yinghui as purchasers and the Company in respect of the issuance of Class A Ordinary Shares in the Company (the Shares).

The Corporate Documents and the Transaction Document are collectively referred to in this opinion as the Documents.

Schedule 2

Assumptions

1	Validity under Foreign Laws. That (i) each party to the Transaction Document (other than the Company) has the necessary capacity, power and authority to enter into the Transaction Document and perform its obligations thereunder, and each such party has duly executed the Transaction Document (ii) the Transaction Document constitute or will constitute valid, legally binding and enforceable obligations of each of the parties thereto under the laws of New York by which law they are expressed to be governed; (iii) all formalities required under the laws of New York and any other applicable laws (other than the laws of the British Virgin Islands) have been complied with; and (iv) no other matters arising under any foreign law will affect the views expressed in this opinion.

2	Choice of Laws. The choice of the laws of New York selected to govern the Transaction Document has been made in good faith and will be regarded as a valid and binding selection which will be upheld in the courts of that jurisdiction and all other relevant jurisdictions (other than the British Virgin Islands) and the entry into and performance of the Transaction Document will not cause any of the parties thereto to be in breach of any agreement or undertaking.

3	Directors. The board of directors of the Company considers the execution of the Transaction Document and the transactions contemplated thereby to be in the best interests of the Company and no director has a financial interest in or other relationship to a party or the transactions contemplated by the Transaction Document which has not been properly disclosed in the Resolutions.

4	Bona Fide Transaction. No disposition of property effected by the Transaction Document is made for an improper purpose or wilfully to defeat an obligation owed to a creditor.

5	Solvency. The Company was on the date of execution of the Transaction Document able to pay its debts as they fall due, and entering into the Transaction Document will not cause the Company to become unable to pay its debts as they fall due.

6	Authenticity of Documents. All original Documents are authentic, all signatures, initials and seals are genuine, all copies of Documents are true and correct copies and the Transaction Document conforms in every material respect to the latest drafts of the same produced to us and, where the Transaction Document has been provided to us in successive drafts marked-up to indicate changes to such documents, all such changes have been so indicated.

7	Corporate Documents. All matters required by law to be recorded in the Corporate Documents are so recorded, and all corporate minutes, resolutions, certificates, documents and records which we have reviewed are accurate and complete, and all facts expressed in or implied thereby are accurate and complete, and the information recorded in the Registered Agent’s Certificate was accurate as at the date of the passing of the Resolutions.

8	Stamp Duty. The Company does not own (directly or indirectly) an interest in land in the British Virgin Islands.

9	No Steps to Wind-up. The directors and shareholders of the Company have not taken any steps to appoint a liquidator of the Company and no receiver has been appointed over any of the property or assets of the Company.

10	Resolutions. The Resolutions remain in full force and effect.

11	Unseen Documents. Save for the Documents provided to us there are no resolutions, agreements, documents or arrangements which materially affect, amend or vary the transactions envisaged in the Documents.

Schedule 3

Qualifications

1	Enforceability. The term enforceable as used above means that the obligations assumed by the Company under the relevant instrument are of a type which the courts of the British Virgin Islands enforce. It does not mean that those obligations will necessarily be enforced in all circumstances in accordance with their terms. In particular:

(a)	Insolvency. Rights and obligations may be limited by bankruptcy, insolvency, liquidation, winding-up, reorganisation, moratorium, readjustment of debts, arrangements and other similar laws of general application affecting the rights of creditors.

(b)	Limitation Periods. Claims under the Transaction Document may become barred under the Limitation Act 1961 relating to the limitation of actions in the British Virgin Islands or may be or become subject to defences of set-off, estoppel or counterclaim.

(c)	Equitable Rights and Remedies. Equitable rights may be defeated by a bona fide purchaser for value without notice. Equitable remedies such as injunctions and orders for specific performance are discretionary and will not normally be available where damages are considered an adequate remedy.

(d)	Fair Dealing. Strict legal rights may be qualified by doctrines of good faith and fair dealing - for example a certificate or calculation as to any matter might be held by a British Virgin Islands court not to be conclusive if it could be shown to have an unreasonable or arbitrary basis, or in the event of manifest error.

(e)	Prevention of Enforcement. Enforcement may be prevented by reason of fraud, coercion, duress, undue influence, unreasonable restraint of trade, misrepresentation, public policy or mistake or limited by the doctrine of frustration of contracts.

(f)	Penal Provisions. Provisions, for example, for the payment of additional interest in certain circumstances, may be unenforceable to the extent a court of the British Virgin Islands determines such provisions to be penal.

(g)	Currency. A British Virgin Islands court retains a discretion to denominate any judgment in US dollars.

(h)	Confidentiality. Provisions imposing confidentiality obligations may be overridden by the requirements of legal process.

(i)	Award of costs. In principle the courts of the British Virgin Islands will award costs and disbursements in litigation in accordance with the relevant contractual provisions but there remains some uncertainty as to the way in which the rules of the High Court will be applied in practice.

(j)	Inappropriate Forum. The courts of the British Virgin Islands may decline to exercise jurisdiction in relation to substantive proceedings brought under or in relation to the Transaction Document in matters where they determine such proceedings may be tried in a more appropriate forum.

(k)	Financial Services Business. An agreement made by a person in the course of carrying on unlicensed financial services business is unenforceable against the other party to the agreement under section 50F of the Financial Services Commission Act 2001.

2	Public Records. Records reviewed by us may not be complete for various reasons. In particular you should note that:

(a)	in special circumstances the court may order the sealing of the court record, which would mean that a record of the court action would not appear on the High Court register;

(b)	failure to file notice of appointment of a receiver with the Registry of Corporate Affairs does not invalidate the receivership but merely gives rise to penalties on the part of the receiver;

(c)	a liquidator of a British Virgin Islands company has 14 days after their appointment within which they must file notice of their appointment at the Registry of Corporate Affairs; and

(d)	although amendments to the Memorandum and Articles of Association of a company are normally effective from the date of registration with the Registry of Corporate Affairs, it is possible for a British Virgin Islands court to order that they be treated as being effective from an earlier date, and searches would not reveal the amendments until the court order was subsequently filed, and accordingly our searches would not indicate such issues.

3	Severability. The courts in the British Virgin Islands will determine in their discretion whether or not an illegal or unenforceable provision may be severed.

4	Several Remedies. In certain circumstances provisions in the Transaction Document that (i) the election of a particular remedy does not preclude recourse to one or more others, or (ii) delay or failure to exercise a right or remedy will not operate as a waiver of any such right or remedy, may not be enforceable.

5	Foreign Statutes. We express no opinion in relation to provisions making reference to foreign statutes in the Transaction Document.

6	Amendment. A British Virgin Islands court would not treat as definitive a statement in a contract that it could only be amended or waived in writing but would be able to consider all the facts of the case particularly where consideration had passed to determine whether a verbal amendment or waiver had been effected and if it found that it had such verbal amendment or waiver would be deemed to have also amended the stated requirement for a written agreement.

7	Good Standing. To maintain the Company in good standing under the laws of the British Virgin Islands, annual licence fees must be paid to the Registrar of Corporate Affairs.

8	Conflict of Laws. An expression of an opinion on a matter of British Virgin Islands law in relation to a particular issue in this opinion should not necessarily be construed to imply that the British Virgin Islands courts would treat British Virgin Islands law as the proper law to determine that issue under its conflict of laws rules.

9	Sanctions. The obligations of the Company may be subject to restrictions pursuant to United Nations and European Union sanctions as implemented under the laws of the British Virgin Islands.

10	Economic Substance. We have undertaken no enquiry and express no view as to the compliance of the Company with the Economic Substance (Companies and Limited Partnerships) Act 2018.

11	Shares. A Share is deemed to be issued when the name of the Shareholder is entered into the register of members of the Company.